REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Obsidian Energy Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Obsidian Energy Ltd. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 6, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2015.

“signed” Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

March 6, 2018

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Obsidian Energy Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Obsidian Energy Ltd.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). In our opinion, Obsidian Energy Ltd.’s (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as at December 31, 2017 and 2016, the consolidated statements of loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information and our report dated March 6, 2018 expressed an unqualified opinion thereon.

Basis of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 3

“signed” Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

March 6, 2018

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 4

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at December 31
(CAD millions)	Note	2017	2016
Assets
Current
Cash		$2	$11
Accounts receivable	4	105	113
Other		18	18
Deferred funding asset	5	18	77
Risk management	10	11	8
Assets held for sale	6	35	114

		189	341

Non-current
Deferred funding asset	5	—	16
Property, plant and equipment	7	2,819	2,982

		2,819	2,998

Total assets		$3,008	$3,339

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$149	$175
Current portion of long-term debt	8	31	27
Current portion of provisions	9	27	35
Risk management	10	55	26
Liabilities related to assets held for sale	6	24	81

		286	344

Non-current
Long-term debt	8	328	442
Provisions	9	221	264
Risk management	10	6	25
Deferred tax liability	11	—	14
Other non-current liabilities	13	1	3

		842	1,092

Shareholders’ equity
Shareholders’ capital	12	2,181	8,997
Other reserves	12	96	97
Deficit		(111)	(6,847)

		2,166	2,247

Total liabilities and shareholders’ equity		$3,008	$3,339

Subsequent events (Note 6 and 10)

Commitments and contingencies (Note 17)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Obsidian Energy Ltd.:

“signed”	“signed”

Jay W. Thornton	Raymond D. Crossley
Chairman	Director

OBSIDIAN ENERGY 2017	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 5

Obsidian Energy Ltd.

Consolidated Statements of Loss

	Year ended December 31
(CAD millions, except per share amounts)	Note	2017	2016
Oil and natural gas sales and other income		$437	$608
Royalties		(30)	(22)

		407	586
Risk management gain (loss)	10	24	(11)

		431	575

Expenses
Operating	19	176	281
Transportation		29	35
General and administrative	19	31	56
Restructuring		10	135
Share-based compensation	13	8	12
Depletion, depreciation, impairment and accretion	7,9	323	680
Gain on dispositions	7	(74)	(33)
Provisions	9	(8)	3
Foreign exchange gain	8	(5)	(84)
Financing	8	23	114
Other	17	15	—
Exploration and evaluation		—	242
Deferred funding asset	5	—	82

		528	1,523

Loss before taxes		(97)	(948)

Deferred tax recovery	11	13	252

Net and comprehensive loss		$(84)	$(696)

Net loss per share
Basic	14	$(0.17)	$(1.39)
Diluted	14	$(0.17)	$(1.39)
Weighted average shares outstanding (millions)
Basic	14	503.9	502.3
Diluted	14	503.9	502.3

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2017	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 6

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31
(CAD millions)	Note	2017	2016
Operating activities
Net loss		$(84)	$(696)
Depletion, depreciation, impairment and accretion	7,9	323	680
Gain on dispositions	7	(74)	(42)
Provisions	9	(8)	3
Deferred tax recovery	11	(13)	(252)
Share-based compensation	13	8	7
Restructuring		—	116
Other		4	—
Unrealized risk management loss	10	7	147
Unrealized foreign exchange gain	8	(11)	(312)
Exploration and evaluation		—	242
Deferred funding asset	5	—	82
Decommissioning expenditures	9	(16)	(11)
Office lease settlements	9	(16)	(4)
Change in non-cash working capital	15	5	(97)

		125	(137)

Investing activities
Capital expenditures		(141)	(82)
Property dispositions (acquisitions), net		110	1,415
Change in non-cash working capital	15	(3)	(23)

		(34)	1,310

Financing activities
Decrease in long-term debt	8	(76)	(133)
Repayments of senior notes	8	(26)	(1,260)
Issue of equity compensation plans	12	(4)	1
Realized foreign exchange loss on repayments	8	6	228

		(100)	(1,164)

Change in cash		(9)	9
Cash, beginning of year		11	2

Cash, end of year		$2	$11

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2017	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 7

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2017		$8,997	$97	$(6,847)	$2,247
Net and comprehensive loss		—	—	(84)	(84)
Share-based compensation	13	—	8	—	8
Issued on exercise of options	12	4	(9)	—	(5)
Elimination of deficit	12	(6,820)	—	6,820	—

Balance at December 31, 2017		$2,181	$96	$(111)	$2,166

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(696)	(696)
Share-based compensation	13	—	7	—	7
Issued on exercise of options	12	3	(2)	—	1

Balance at December 31, 2016		$8,997	$97	$(6,847)	$2,247

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2017	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 8

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 10)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy” or the “Company”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across its portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

Name change

Effective June 26, 2017, the Company obtained shareholder approval to change its name from Penn West Petroleum Ltd. to Obsidian Energy Ltd.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 10.

The annual consolidated financial statements of the Company for the year ended December 31, 2017 were approved for issuance by the Board of Directors on March 6, 2018.

b) Basis of Presentation

The annual consolidated financial statements include the accounts of Obsidian Energy, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 9

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes and determining whether a CGU has an impairment indicator.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Obsidian Energy engages an independent qualified reserve evaluator to evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future crude oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will or will not be exceeded. Obsidian Energy reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Contingent Resources are defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as Reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, operational, political and regulatory matters or a lack of markets. The estimate of contingent resources may be included as part of the recoverable amount in the impairment test.

Obsidian Energy cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 10

ii) Recoverability of asset carrying values

Obsidian Energy assesses its property, plant and equipment (“PP&E”) for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Decommissioning liability

Obsidian Energy recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

iv) Office lease liability

Obsidian Energy recognizes a provision for certain onerous office lease commitments in the consolidated financial statements at the net present value of future lease payments the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The measurement of the office lease liability involves the use assumptions including the discount rate, actual settlement amounts and estimates of future recoveries. Actual costs and cash outflows may differ from the estimates as a result of the changes in the noted assumptions.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes model. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Obsidian Energy records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 11

viii) Litigation

Obsidian Energy records provisions related to legal matters if it is probable that the Company will not be successful in defending the claim and if an amount can be reasonably estimated. Determining the probability of a claim being defended is subject to considerable judgment. Additionally, the potential claim is generally a wide range of figures and a single estimate must be made when recording a provision. Contingencies will only be resolved or unfounded when one or more future events occur. The assessment of contingencies involves significant judgment and estimates of the potential outcome of future events.

b) Business combinations

Obsidian Energy uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Obsidian Energy to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the close date of the acquisition.

c) Revenue

Obsidian Energy generally recognizes oil and natural gas revenue when title passes from Obsidian Energy to the purchaser or, in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	There is no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to Obsidian Energy; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

d) Joint arrangements

The consolidated financial statements include Obsidian Energy’s proportionate interest of jointly controlled assets and liabilities and its proportionate interest of the revenue, royalties and operating expenses. A significant portion of Obsidian Energy’s exploration and development activities are conducted jointly with others and involve joint operations. Under such arrangements, Obsidian Energy has the exclusive rights to its proportionate interest in the assets and the economic benefits generated from its share of the assets. Income from the sale or use of Obsidian Energy’s interest in joint operations and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Obsidian Energy and the amounts can be reliably measured.

The Peace River Oil Partnership is a joint operation and Obsidian Energy records its 55 percent interest of revenues, expenses, assets and liabilities.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 12

e) Transportation expense

Transportation costs are paid by Obsidian Energy for the shipping of natural gas, crude oil and natural gas liquids from the wellhead to the point of title transfer to buyers. These costs are recognized as services are received.

f) Foreign currency translation

Obsidian Energy and each of its subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

g) PP&E

i) Measurement and recognition

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Obsidian Energy and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E and additions to the decommissioning liability.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Obsidian Energy includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The turnaround component has an estimated useful life of three to five years and the corporate asset component has an estimated useful life of 10 years.

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 13

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Obsidian Energy’s derecognition policies.

v) Impairment of oil and natural gas properties

Obsidian Energy reviews oil and gas properties for circumstances that indicate its assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Obsidian Energy completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost to sell method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion, depreciation and impairment.

vi) Other Property, Plant and Equipment

Obsidian Energy’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

h) Share-based payments

The fair value of units granted under the Restricted and Performance Share Unit Plan (“RPSU”) following the equity method are recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the units based on a graded vesting schedule. Obsidian Energy measures the fair value of units granted under this plan at the grant date using the share price from the Toronto Stock Exchange (“TSX”). The fair value is based on market prices and considers the terms and conditions of the units granted.

The fair value of options granted under the Stock Option Plan (the “Option Plan”) are recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Obsidian Energy measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 14

The fair value of awards granted under the Deferred Share Unit Plan (“DSU”), Performance Share Unit Plan (“PSU”) and the RPSU Plan following the liability method are based on a fair value calculation on each reporting date using the awards outstanding and Obsidian Energy’s share price from the TSX on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

i) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The decommissioning liability is the present value of Obsidian Energy’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

iii) Office lease liability

The office lease liability is the net present value of future lease payments Obsidian Energy is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments less sub-lease recoveries are charged to the liability as the costs are incurred.

j) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

k) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 15

l) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Obsidian Energy computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices.

m) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Obsidian Energy uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is more likely than not that the related tax benefit will be realized.

n) Financial instruments

Financial instruments are measured at fair value and recorded on the balance sheet upon initial recognition of an instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

•	Fair value through profit or loss financial assets and liabilities and derivative instruments classified as held for trading or designated as fair value through profit or loss are measured at fair value and subsequent changes in fair value are recognized in income;

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are initially measured at fair value with subsequent changes at amortized cost;

•	Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

•	Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate; and

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 16

Obsidian Energy’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;

•	Accounts payable and accrued liabilities and long-term debt are designated as other financial liabilities; and

•	Risk management contracts are derivative financial instruments measured at fair value through profit or loss.

Obsidian Energy assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

o) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

p) Classification of debt or equity

Obsidian Energy classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Obsidian Energy’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

q) Future accounting pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018. The Company has completed its assessment of the standard and adopted the standard retrospectively on January 1, 2018. The Company has also concluded that the adoption of IFRS 15 will not have a material impact on its financial statements. Obsidian Energy will expand its disclosures in the notes to the financial statements as outlined in IFRS 15.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018. The Company has concluded that the adoption of IFRS 9 will not result in any material changes in the measurement and carrying value of the Company’s financial instruments.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019. Obsidian Energy is currently assessing the impact of the standard.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17

4. Working capital

Accounts receivable

Obsidian Energy continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. Receivables are primarily with customers in the oil and gas industry and are subject to normal industry credit risk. Receivables over 90 days are classified as past due and are assessed for collectability. If an amount is deemed to be uncollectible, it is expensed through income.

As at December 31, based on Obsidian Energy’s credit assessments, provisions have been made for amounts deemed uncollectible. As at December 31, the following accounts receivable amounts were outstanding.

	Current	30-90 days	90+ days	Total (1)
2017	$94	$3	$9	$106
2016	$90	$23	$9	$122

(1)	In 2017, $1 million of accounts receivable is related to assets classified as held for sale (2016 - $9 million).

5. Deferred funding asset

Deferred funding amounts relate to Obsidian Energy’s share of capital and operating expenses to be funded by the Company’s partner in the Peace River Oil Partnership. Amounts expected to be settled within the next 12 months are classified as current. The Company fully utilized the deferred funding asset in the fourth quarter of 2017 and expects payment from its partner during the first quarter of 2018.

	As at December 31
	2017	2016
Current portion	$18	$77
Long-term portion	—	16

Total	$18	$93

6. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	As at December 31
	2017	2016
Assets held for sale Working capital	$1	$10
Property, plant and equipment	34	104

	$35	$114

Liabilities related to assets held for sale
Working capital	$1	$6
Decommissioning liability	23	75

	$24	$81

During the fourth quarter of 2017, as a result of entering into a definitive sale agreement, the Company classified certain non-core legacy assets located in Central Alberta as assets held for sale at December 31, 2017. The transaction closed in January 2018.

At December 31, 2017, these assets were recorded at the lower of fair value less costs to sell and their carrying amount, resulting in a PP&E impairment loss of $12 million (2016 - $65 million). The impairment expense has been recorded as additional depletion, depreciation, impairment and accretion on the Consolidated Statements of Loss.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 18

In 2016, the Company entered into definitive sales agreements during the fourth quarter and classified all of its assets located in British Columbia and certain assets located in the Swan Hills area of Alberta as assets held for sale at December 31, 2016. In January 2017, two of these transactions closed for total proceeds of $22 million, subject to closing adjustments.

7. Property, plant and equipment

Cost

	Oil and gas assets	Facilities	Corporate assets	Total
Balance at January 1, 2016	$10,731	$5,310	$169	$16,210
Capital expenditures	37	43	2	82
Joint venture, carried capital	40	—	—	40
Acquisitions	2	1	—	3
Dispositions	(3,996)	(999)	—	(4,995)
Transfers from E&E	1	—	—	1
Transfers to asset held for sale	(430)	(107)	—	(537)
Net decommissioning dispositions (1)	(156)	—	—	(156)

Balance at December 31, 2016	$6,229	$4,248	$171	$10,648
Capital expenditures	56	83	2	141
Joint venture, carried capital	50	—	—	50
Acquisitions	5	1	—	6
Dispositions	(61)	(15)	—	(76)
Transfers to asset held for sale	(100)	(25)	—	(125)
Net decommissioning dispositions (1)	(7)	—	—	(7)
SR&ED credits (note 11)	(1)	—	—	(1)

Balance at December 31, 2017	$6,171	$4,292	$173	$10,636

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

Accumulated depletion, depreciation and impairment

	Oil and gas Assets	Facilities	Corporate assets	Total
Balance at January 1, 2016	$8,545	$2,426	$94	$11,065
Depletion and depreciation	263	91	14	368
Impairments	230	58	—	288
Transfers to asset held for sale	(346)	(87)	—	(433)
Dispositions	(2,898)	(724)	—	(3,622)

Balance at December 31, 2016	$5,794	$1,764	$108	$7,666
Depletion and depreciation	201	74	14	289
Impairments	12	3	—	15
Transfers to asset held for sale	(73)	(18)	—	(91)
Dispositions	(50)	(12)	—	(62)

Balance at December 31, 2017	$5,884	$1,811	$122	$7,817

Net book value

	As at December 31
	2017	2016
Total	$2,819	$2,982

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 19

In 2017, the Company continued to focus its asset base and completed a number of dispositions which led to gains on dispositions of $74 million (2016 - $33 million), which included an insignificant amount of transaction costs (2016 - $9 million).

At December 31, 2017, due to commodity price volatility, specifically heavy oil differentials, and recent disposition activity within the Company’s non-core properties, Obsidian Energy determined there were indicators of impairment within its Peace River and Legacy CGU’s and accordingly completed an impairment tests on those respective CGU’s. No impairment was noted as a result of completing the test. There were no indicators of impairment or impairment reversal in the Company’s remaining CGU’s.

The recoverable amount used in the Peace River impairment test was based on a value in use method while the Legacy impairment test was based on fair value less cost to sell method. Both recoverable amounts were calculated using proved plus probable reserves and incremental development drilling locations, if applicable. The incremental development drilling location value was based on management’s internal estimates considering well performance and recent well and type curve assumptions.

The following table outlines benchmark prices and assumptions the Company used in the impairment test as at December 31, 2017:

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)
2018	$55.00	$2.85	$0.79
2019	65.00	3.11	0.82
2020	70.00	3.65	0.85
2021	73.00	3.80	0.85
2022	74.46	3.95	0.85
2023 – 2028	$79.85	$4.31	$0.85
Thereafter (inflation percentage)	2.0%	2.0%	—

Impairments have been recorded as Depletion, depreciation, impairment and accretion on the Consolidated Statements of Loss.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 20

8. Long-term debt

	As at December 31
	2017	2016
Bankers’ acceptances and prime rate loans	$253	$329
U.S. Senior secured notes – 2007 Notes
5.80%, US$5 million, matured May 31, 2017	—	6
5.90%, US$5 million, maturing May 31, 2019	5	6
Senior secured notes – 2008 Notes
6.30%, US$24 million, maturing May 29, 2018	31	33
6.40%, US$4 million, maturing May 29, 2020	5	5
Senior secured notes – 2009 Notes
9.32%, US$8 million, maturing May 5, 2019	10	11
Senior secured notes – 2010 Q1 Notes
5.29%, US$10 million, matured March 16, 2017	—	13
5.85%, US$10 million, maturing March 16, 2020	12	13
Senior secured notes – 2010 Q4 Notes
4.17%, US$6 million, matured December 2, 2017	—	8
4.88%, US$13 million, maturing December 2, 2020	17	17
4.98%, US$6 million, maturing December 2, 2022	7	8
5.23%, US$2 million, maturing December 2, 2025	3	3
Senior secured notes – 2011 Q4 Notes
4.79%, US$12 million, maturing November 30, 2021	16	17

Total long-term debt	$359	$469

Current portion	$31	$27
Long-term portion	$328	$442

In 2017, the Company repaid senior notes in the amount of US$26 million as part of normal course maturities (2016 – $185 million normal course maturities and $1,075 million in prepayments).

There were no senior note issuances in either 2017 or 2016.

Additional information on Obsidian Energy’s senior secured notes was as follows:

	As at December 31
	2017	2016
Weighted average remaining life (years)	2.3	2.7
Weighted average interest rate	6.0%	6.3%

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 21

The estimated fair values of the principal and interest obligations of the outstanding senior secured notes were as follows:

	As at December 31
	2017	2016
2007 Notes	$6	$12
2008 Notes	36	38
2009 Notes	10	11
2010 Q1 Notes	12	25
2010 Q4 Notes	25	33
2011 Notes	14	15

Total	$103	$134

During 2017, the Company transitioned to a reserve-based syndicated credit facility. The underlying borrowing base of the syndicated credit facility is $550 million, less the amount of outstanding pari passu senior notes and outstanding GBP cross currency swap, resulting in $410 million currently available under the syndicated credit facility. The initial revolving period of the syndicated credit facility ends on May 17, 2018, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At December 31, 2017, the Company had $157 million of unused credit capacity available under the syndicated credit facility.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at December 31, 2017, 70 percent (2016 – 70 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.

At December 31, 2017, letters of credit totalling $14 million were outstanding (2016 – $16 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

Obsidian Energy records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2017	2016
Realized foreign exchange loss on debt maturities	$(6)	$(37)
Realized foreign exchange loss on debt pre-payments	—	(191)
Unrealized foreign exchange gain	11	312

Foreign exchange gain	$5	$84

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 22

The Company is subject to certain financial covenants under its senior notes and syndicated credit facility. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At December 31, 2017, the Company was in compliance with all of its financial covenants under such lending agreements.

In 2015, as part of entering into amending agreements with its lenders and noteholders, the Company agreed to grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated bank facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt.

9. Provisions

	Year ended December 31
	2017	2016
Decommissioning liability	$147	$182
Office lease provision	101	117

Total	$248	$299

Current portion	$27	$35
Long-term portion	221	264

Total	$248	$299

Decommissioning liability

The decommissioning liability is based upon the present value of Obsidian Energy’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. These estimates were made by management using information from internal analysis and external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2016 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (2016 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. The total decommissioning liability on an undiscounted, uninflated basis was $0.9 billion (2016 - $1.1 billion).

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 23

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2017	2016
Balance, beginning of year	$182	$397
Net liabilities disposed (1)	(4)	(193)
Acquisitions	—	5
Increase (decrease) due to changes in estimates (2)	(3)	37
Liabilities settled	(16)	(11)
Transfers to liabilities for assets held for sale	(23)	(75)
Accretion charges	11	22

Balance, end of year	$147	$182

Current portion	$10	$20
Long-term portion	$137	$162

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.
(2)	In 2017, there were no changes in the discount rate (2016 – $75 million increase).

Office lease provision

The office lease provision represents the net present value of the future lease payments that the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The office lease provision was determined by applying a credit-adjusted discount rate of 6.5 percent (2016 – 6.5%) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Year ended December 31
	2017	2016
Balance, beginning of year	$117	$—
Net additions	(7)	107
Increase due to changes in estimates	(1)	12
Cash settlements	(16)	(4)
Accretion charges	8	2

Balance, end of year	$101	$117

Current portion	$17	$15
Long-term portion	$84	$102

During 2016, the Company closed several significant asset dispositions which reduced the size of its operations and recognized a provision related to certain office lease commitments that are considered onerous contracts.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24

10. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At December 31, 2017, except for the senior notes described in Note 8 with a carrying value of $106 million (2016 – $140 million) and a fair value of $103 million (2016—$134 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated credit facility.

The fair values of all outstanding financial, commodity, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

At December 31, 2017 and 2016, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2017	2016
Balance, beginning of year	$(43)	$104
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(7)	(74)
Electricity swaps	—	4
Foreign exchange forwards	(6)	(43)
Cross currency swaps	6	(34)

Total fair value, end of year	$(50)	$(43)

	As at December 31
Total fair value consists of the following:	2017	2016
Current asset portion	$11	$8
Current liability portion	(55)	(26)
Non-current asset portion	—	—
Non-current liability portion	(6)	(25)

Total fair value	$(50)	$(43)

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 25

Obsidian Energy had the following financial instruments outstanding as at December 31, 2017. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	1,900 mcf/d	Jan/18 – Mar/18	$3.19/mcf	$—
AECO Swaps	1,900 mcf/d	Jan/18 – Jun/18	$2.91/mcf	—
AECO Swaps	1,900 mcf/d	Jan/18 – Sep/18	$2.69/mcf	1
AECO Swaps	3,800 mcf/d	Jan/18 – Mar/18	$3.33/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Jun/18	$2.84/mcf	1
AECO Swaps	15,200 mcf/d	Jan/18 – Dec/18	$2.67/mcf	6
Ventura	7,500 mcf/d	Jan/18 – Dec/18	US$2.79/mcf	—
Crude Oil
WTI Swaps	1,000 bbl/d	Jan/18 – Jun/18	$71.00/bbl	(1)
WTI Swaps	2,000 bbl/d	Jul/18 – Dec/18	US$50.09/bbl	(4)
WTI Swaps	6,000 bbl/d	Jan/18 – Mar/18	US$51.07/bbl	(6)
WTI Swaps	4,000 bbl/d	Apr/18 – Jun/18	US$50.95/bbl	(4)
WTI Swaps	2,000 bbl/d	Jul/18 – Sep/18	US$51.90/bbl	(2)
WTI Swaps	2,000 bbl/d	Oct/18 – Dec/18	US$50.81/bbl	(2)
WTI Swaps	4,000 bbl/d	Jan/18 – Dec/18	$71.04/bbl	(5)
WTI Swaps	1,000 bbl/d	Jan/18 – Dec/18	US$49.35/bbl	(4)
WTI Swaps	2,000 bbl/d	Apr/18 – Dec/18	US$48.43/bbl	(7)
WTI Swaps	1,000 bbl/d	Jul/18 – Mar/19	US$50.20/bbl	(3)
WTI Swaps	2,000 bbl/d	Jan/19 – Mar/19	$66.50/bbl	(1)
WTI Swaps	2,000 bbl/d	Jan/19 – Mar/19	US$49.93/bbl	(1)
WTI Swaps	4,000 bbl/d	Jan/19 – Jun/19	$68.58/bbl	(2)
WTI Swaps	1,000 bbl/d	Apr/19 – Jun/19	US$55.35/bbl	—
Foreign exchange forward contracts on revenue
FX Collar	US$24	2018	1.210 to 1.272 USD/CAD	—
FX Swap	US$24	2018	1.2768	1
FX Swap	US$24	2018	1.2500	—
FX Swap	US$24	2018	1.2568	—
FX Swap	US$24	2018	1.2803	1
FX Swap	US$12	2018	1.2840	—
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(18)
18-month offset	(£43)	2018	1.7049 CAD/GBP, 6.95%	—
10-year initial term	£5	2019	1.8051 CAD/GBP, 9.15%	—
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	—

Total				$(50)

Based on December 31, 2017 pricing, a $1.00 change in the price per barrel of liquids of WTI would have changed pre-tax unrealized risk management by $7 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 26

Subsequent to December 31, 2017, the Company entered into the following crude oil swaps and foreign exchange contracts on long-term debt:

Reference Price	Term	Price	Notional
WTI	Apr/19 – Jun/19	US$57.70/bbl	1,000 bbl/d
WTI	Jul/19 – Sep/19	US$57.00/bbl	1,000 bbl/d
USD/CAD	Jan/19 – May/19	1.2259	US$5
USD/CAD	Jan/19 – May/19	1.2319	US$5
USD/CAD	Jan/19 – May/19	1.2400	US$5

Additionally, subsequent to December 31, 2017, the Company unwound its outstanding £5 million and €10 million cross currency swaps for nil proceeds.

The components of risk management on the Consolidated Statements of Loss are as follows:

	Year ended December 31
	2017	2016
Realized
Settlement of commodity contracts/assignment	$23	$99
Monetization of commodity contracts	—	2
Settlement of foreign exchange contracts	8	3
Monetization of foreign exchange contracts	—	32

Total realized risk management gain	31	136
Unrealized
Commodity contracts	(7)	(72)
Electricity swaps	—	4
Crude oil assignment	—	(2)
Foreign exchange contracts	(6)	(43)
Cross-currency swaps	6	(34)

Total unrealized risk management loss	(7)	(147)

Risk management gain (loss)	$24	$(11)

In 2017, the Company had no outstanding electricity contracts (2016 - $7 million loss).

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 27

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors, including, but not limited to, OPEC actions, world supply and demand fundamentals and geopolitical events. Natural gas prices are influenced by, including, but not limited to, the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Obsidian Energy’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Obsidian Energy’s policies may be exceeded with specific approval from the Board of Directors. In November 2017, the Board approved the Company to hedge up to a maximum of 75 percent of forecast sales volumes on natural gas and up to a maximum of 67 percent of forecast sales volumes on crude, both net of royalties, for the 2018 calendar year.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to US dollars, thus Obsidian Energy’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments.

In 2017, US$25 million of foreign exchange forward contracts on senior notes matured. Additionally, in 2016 the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Obsidian Energy is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of its banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at December 31, 2017, the maximum exposure to credit risk was $117 million (2016 – $130 million) which was comprised of $106 million (2016 - $122 million) being the carrying value of the accounts receivable and $11 million (2016 – $8 million) related to the fair value of the derivative financial assets.

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Obsidian Energy may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2017, 70 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2016 – 70 percent).

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 28

As at December 31, 2017, a total of $106 million (2016 – $140 million) of fixed interest rate debt instruments was outstanding with an average remaining term of 2.3 years (2016 – 2.7 years) and an average interest rate of 6.0 percent (2016 – 6.3 percent).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost-effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2017:

	Senior secured notes	Accounts payable & accrued liabilities (1)	Share-based compensation accrual	Total
2018	$31	$148	$2	$181
2019	16	—	1	17
2020	34	—	—	34
2021	15	—	—	15
2022	7	—	—	7
Thereafter	$3	$—	$—	$3

(1)	Includes $1 million of accounts payable and accrued liabilities related to assets classified as held for sale.

11. Income taxes

The provision for income taxes is as follows:

	Year ended December 31
	2017	2016
Deferred tax recovery	$(13)	$(252)

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2017	2016
Loss before taxes	$(97)	$(948)
Combined statutory tax rate (1)	27.0%	27.0%
Computed income tax recovery	$(26)	$(256)
Increase (decrease) resulting from:
Share-based compensation	2	1
Non-taxable foreign exchange (gain) loss	(2)	(11)
Unrecognized deferred tax asset	5	—
Adjustments related to prior years	5	14
Other	3	—

Deferred tax recovery	$(13)	$(252)

(1)	The tax rate represents the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2017 and December 31, 2016.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 29

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2017	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2017
Deferred tax liabilities (assets)
PP&E	$668	$(53)	$(1)	$614
Risk management	(40)	5	—	(35)
Decommissioning liability	(69)	23	—	(46)
Share-based compensation	(4)	3	—	(1)
Non-capital losses	(541)	9	—	(532)

Net deferred tax liability	$14	$(13)	$(1)	$—

	Balance January 1, 2016	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2016
Deferred tax liabilities (assets)
PP&E	$1,129	$(461)	$—	$668
Risk management	12	(52)	—	(40)
Decommissioning liability	(107)	38	—	(69)
Share-based compensation	(2)	(2)	—	(4)
Non-capital losses	(766)	225	—	(541)

Net deferred tax liability	$266	$(252)	$—	$14

As at December 31, 2017, Obsidian Energy had approximately $2.4 billion (2016 – $2.4 billion) in total tax pools, including non-capital losses of $2.0 billion (2016 - $2.0 billion). The non-capital losses are available for immediate deduction against future taxable income and expire in the years 2026 through 2038. A deferred tax asset has not been recognized in respect of non-capital losses of $17 million (December 31, 2016 – nil) as there is not sufficient certainty regarding future utilization.

At December 31, 2017, Obsidian Energy had realized and unrealized net capital losses of $586 million (2016 - $591 million). A deferred tax asset has not been recognized in respect of these losses as they may only be applied against future capital gains.

The Company has income tax filings that are subject to audit by taxation authorities, which may impact its deferred income tax position or amount. The Company does not anticipate adjustments arising from these audits and believes it has adequately provided for income taxes based on available information, however, adjustments that arise could be material.

12. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the Common shares with respect to the payment of dividends or the distribution of assets.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 30

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2016	502,163,163	$8,994
Issued on exercise of equity compensation plans (1)	600,775	3
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, December 31, 2016	502,763,763	$8,997
Issued on exercise of equity compensation plans (1)	1,577,225	4
Elimination of deficit	—	(6,820)

Balance, December 31, 2017	504,340,988	$2,181

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

In June 2017, the Company’s shareholders approved the reduction of the Company’s share capital and the elimination of its deficit as stated at March 31, 2017.

	Year ended December 31
Other Reserves	2017	2016
Balance, beginning of year	$97	$92
Share-based compensation expense	8	7
Net benefit on options exercised (1)	(9)	(2)

Balance, end of year	$96	$97

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 31

13. Share-based compensation

Restricted and Performance Share Unit plan (“RPSU plan”)

Obsidian Energy has an RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Since March 2016, consideration can be in the form of cash or shares purchased on the open market therefore all grants subsequent to March 2016 are accounted for based on the equity method. In June 2017, the shareholders approved amendments to the RPSU plan such that shares provided under the plan can either be purchased on the open market or issued from treasury.

RPSU plan (number of shares equivalent)	Year ended December 31
	2017	2016
Outstanding, beginning of year	10,199,595	6,325,954
Granted	4,472,510	11,745,330
Vested	(3,935,186)	(2,353,989)
Forfeited	(2,339,541)	(5,517,700)

Outstanding, end of year	8,397,378	10,199,595

Outstanding units – liability method	730,297	2,314,805
Outstanding units – equity method	7,667,081	7,884,790

	As at December 31
RPSU obligation:	2017	2016
Current liability (1)	$1	$3
Non-current liability	$—	$1

(1)	Included within Accounts payable and accrued liabilities.

The fair value of the RPSU plan units under the equity method used the following weighted average assumptions:

	Year ended December 31
	2017	2016
Average fair value of units granted (per unit)	$2.11	$1.20
Expected life of units (years)	3.0	3.0
Expected forfeiture rate	7.8%	18.4%

Stock Option Plan

Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees and other service providers. In March 2017, the Board of Directors resolved to suspend all future grants of options under the Option Plan.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 32

	Year ended December 31
	2017		2016
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,612,625	$6.01	10,595,728	$10.21
Granted	—	—	3,557,250	1.20
Exercised	(1,577,225)	1.44	(600,775)	1.53
Forfeited	(2,372,825)	11.22	(5,939,578)	11.08

Outstanding, end of year	3,662,575	$4.60	7,612,625	$6.01

Exercisable, end of year	1,980,876	$6.50	2,804,426	$11.10

		Options Outstanding		Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$1.00 - $1.99	2,005,425	$1.42	2.8	631,238	$1.53
$2.00 - $9.99	1,058,950	7.44	1.4	751,438	7.66
$10.00 - $21.99	598,200	10.30	0.3	598,200	10.30

	3,662,575	$4.60	1.2	1,980,876	$6.50

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At December 31, 2017, 640,705 DSUs (2016 – 745,851) were outstanding and $1 million was recorded as a current liability (2016 – $2 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for the PSU Plan. The PSU obligation is classified as a liability due to the cash settlement feature. Since June 2017, issuances of performance share units are made under the RPSU plan and therefore could be paid in shares.

	Year ended December 31
PSU awards (number of shares equivalent)	2017	2016
Outstanding, beginning of period	1,855,500	1,622,881
Granted	569,000	2,516,000
Vested	(638,750)	(199,843)
Forfeited	(246,750)	(2,083,538)

Outstanding, end of period	1,539,000	1,855,500

	As at December 31
PSU obligation:	2017	2016
Non-current liability	$1	$2

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 33

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RPSU plan (equity method), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RPSU plan (liability method), DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Year ended December 31
	2017	2016
Options	$1	$1
PSU plan	1	1
DSU plan	—	1
RPSU plan – equity method	7	6
RPSU plan – liability method	(1)	3

Share-based compensation	$8	$12

The share price used in the fair value calculation of the RPSU plan (liability method), PSU and DSU obligations at December 31, 2017 was $1.56 (2016 – $2.37).

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.50 for each $1.00 of employee contribution up to and including December 31, 2017, $1.25 for each $1.00 of employee contribution for 2018 and $1.00 for each $1.00 of employee contribution thereafter. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

14. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2017	2016
Net loss – basic and diluted	$(84)	$(696)

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2017	2016
Basic and Diluted	503,933,024	502,316,003

For 2017, 3.7 million shares (2016 – 7.6 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 34

15. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2017	2016
Accounts receivable (1)	$12	$32
Other current assets (2)	—	23
Deferred funding obligation	25	16
Accounts payable and accrued liabilities (3) (4)	(35)	(191)

	2	(120)

Operating activities	5	(97)
Investing activities	(3)	(23)

	$2	$(120)

Interest paid	$23	$124
Income taxes recovered	$—	$—

(1)	$1 million of accounts receivable is related to assets classified as held for sale in 2017 (2016 - $9 million).
(2)	No other current assets were classified as held for sale in 2017 (2016 - $1 million).
(3)	$1 million of accounts payable and accrued liabilities is related to assets classified as held for sale in 2017 (2016 - $6 million).
(4)	Includes share-based compensation plans.

16. Capital management

Obsidian Energy manages its capital to provide a flexible structure to support capital programs, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Obsidian Energy’s business strategy of providing strong shareholder returns.

Obsidian Energy defines capital as the sum of shareholders’ equity and long-term debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior notes.

Management continuously reviews Obsidian Energy’s capital structure to ensure the objectives and strategies of Obsidian Energy are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to EBITDA and other economic risk factors.

The Company is subject to certain quarterly financial covenants under its secured, syndicated credit facility and the senior secured notes. These financial covenants are typical for senior secured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Obsidian Energy’s lending agreements. As at December 31, 2017, the Company was in compliance with all of its financial covenants under such lending agreements.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 35

	Year ended December 31
(millions, except ratio amounts)	2017	2016
Components of capital
Shareholders’ equity	$2,166	$2,247
Long-term debt	$359	$469

Ratios
Senior debt to EBITDA (1)	1.9	2.0
Total debt to EBITDA (2)	1.9	2.0
Senior debt to capitalization (3)	15%	17%
Total debt to capitalization (4)	15%	17%
Priority debt to consolidated tangible assets (5)	—	—

EBITDA (6)	$194	$235

Credit facility debt and senior notes	$359	$469
Letters of credit (7)	10	6

Senior debt and total debt	369	475
Total shareholders’ equity	2,166	2,247

Total capitalization	$2,535	$2,722

(1)	As at December 31, 2017, less than 3:1
(2)	As at December 31, 2017, less than 4:1
(3)	Not to exceed 50 percent
(4)	Not to exceed 55 percent
(5)	Priority debt not to exceed 15% of consolidated tangible assets.
(6)	EBITDA is calculated in accordance with Obsidian Energy’s lending agreements wherein unrealized risk management and impairment provisions are excluded. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.
(7)	Letters of credit defined as financial under the lending agreements are included in the calculation.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

17. Commitments and contingencies

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt (1)	$31	$269	$34	$15	$7	$3	$359
Transportation	12	10	9	7	5	14	57
Power infrastructure	8	2	—	—	—	—	10
Interest obligations	12	6	2	1	1	—	22
Office lease	34	34	34	34	34	73	243
Decommissioning liability	10	10	10	10	10	97	147

Total	$107	$331	$89	$67	$57	$187	$838

(1)	The 2019 figure includes $253 million related to the syndicated credit facility that is due for renewal in 2019. Historically, the Company has successfully renewed its syndicated credit facility.

Obsidian Energy has an aggregate of $106 million in senior notes maturing between 2018 and 2025.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 36

Obsidian Energy’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access.

•	Power infrastructure commitments pertain to electricity contracts.

•	Interest obligations are the estimated future interest payments related to Obsidian Energy’s debt instruments.

•	Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Obsidian Energy’s net exposure under the leases. The future office lease commitments above will be reduced by sublease recoveries totaling $101 million. For 2017, lease costs, net of recoveries totaled $19 million.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

During the fourth quarter of 2017, the Company settled the outstanding lawsuit it had with the United States Securities and Exchange Commission (“SEC”) for US$8.5 million, which is included in other expenses in the Consolidated Statement of Loss. The settlement is in relation to the Company’s 2014 restatement of certain financial results while it was known as Penn West Petroleum Ltd. (“Penn West”). Under the terms of the settlement, the Company, without admitting or denying any of the factual allegations in the SEC’s Complaint, agreed to pay a penalty of US$8.5 million. In addition, the Company will be enjoined from future violations of certain provisions of U.S. securities legislation. Further details of the settlement and its consequences can be found in the settlement documents, and in U.S. securities laws. The lawsuit continued against the former Penn West employees named in the SEC Complaint.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

18. Related-party transactions

Operating entities

The consolidated financial statements include the results of Obsidian Energy Ltd. and its wholly-owned subsidiaries, notably the Obsidian Energy Partnership. Transactions and balances between Obsidian Energy Ltd. and all of its subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

In 2017, key management personnel include the President and Chief Executive Officer, Vice-Presidents and the Board of Directors. The Human Resources & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are recommended by the Corporate Governance committee of the Board. The remuneration of the directors and key management personnel of Obsidian Energy during the year is below.

	Year ended December 31
	2017	2016
Salary and employee benefits	$3	$2
Termination benefits	2	2
Share-based payments (1)	3	2

	$8	$6

(1)	Includes changes in the fair value of PSUs, DSUs and non-cash charges related to the Option Plan and RPSU plan (equity method) for key management personnel.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 37

19. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2017, employee compensation costs of $14 million (2016 - $36 million) were included in operating expenses and $30 million (2016 - $44 million) were included in general and administrative expenses on a gross basis.

OBSIDIAN ENERGY 2017	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 38